Exhibit 99.1

Sea Limited to Hold Annual General Meeting on December 16, 2019

Singapore, November 22, 2019 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that it will hold its annual general meeting of shareholders (“AGM”) at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522, at 10 a.m. Singapore Time on December 16, 2019.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and owners and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 3, 2019, New York Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of this AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Owners and holders of the Company’s ADSs on the Record Date are welcome to attend the AGM in person.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at https://www.seagroup.com/investor. Sea has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2018, with the U.S. Securities and Exchange Commission. Sea’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at www.sec.gov. Shareholders and owners and holders of the Company’s ADSs may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting the Investor Communications Department, Sea Limited, 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three businesses across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.